Exhibit 99.1
Tikcro Technologies Reports First Quarter 2019 Results

Ness-Ziona, Israel, June 26, 2019 - Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today reported its financial results for the first quarter ended March 31, 2019.

“We are focused on the progress of our cytotoxic T lymphocyte-associated antigen 4 (CTLA-4) antibody, which has shown strong comparative results in pre-clinical cancer treatment assays,” said Aviv Boim, CEO of Tikcro. “At recent industry events a number of biotechnology companies and clinical centers have reported results of trial for the combination treatment of PD1 or PD-L1 antibodies with a CTLA-4 antibody. Several molecule structures and a number of experimental clinical indications in oncology were presented. These development efforts aim to broaden clinical indications, increase the efficacy and reduce immune-related adverse effects of a CTLA-4 antibody treatment. CTLA-4 antibody treatment gains additional attention, however, along with increased competition. Based on pre-clinical results, our novel CTLA-4 antibody has the potential to address the needs to offer higher efficacy and lower side effects.”

Several established and emerging pharma companies, including Tikcro, are pursuing new CTLA-4 antibodies to further broaden its clinical scope and to reduce immune related adverse effects.

Financial Results for the First Quarter Ended March 31, 2019
Net loss for the first quarter of 2019 was $271,000, or $0.03 per diluted share, compared to a net loss of $377,000, or $0.04 per diluted share, for the same period last year.

As of March 31, 2019, the company reported $4.95 million in cash, cash equivalents and short-term bank deposits.

About Tikcro Technologies
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

 Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, obtaining required licenses at reasonable commercial terms, the development, testing, regulatory approval and commercialization of our proposed products, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com

Tikcro Technologies Ltd.
 Condensed Balance Sheets
(US dollars in thousands)

	March 31, 2019 Unaudited	December 31, 2018 Audited
Assets
Current assets
Cash and cash equivalents	$3,455	$280
Short-term bank deposits	1,491	5,015
Receivables and other financial asset	65	52
Total current assets	5,011	5,347

Property and equipment, net	91	100
Operating lease right-of-use asset	224	-

Total assets	$5,326	$5,447

Liabilities and Shareholders' Equity

Current liabilities:
Other current liabilities	$213	$300
Operating lease – short term liability	135	-
	348	300

Operating lease – long term liability	98	-

Shareholders' equity	4,880	5,147

Total liabilities and shareholders' equity	$5,326	$5,447

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2019	2018

Research and development expenses	$137	$223

General and administrative expenses, net	146	149

Total operating expenses	283	372

Operating loss	(283)	(372)

Financial income (expenses), net	12	(5)

Net loss	$(271)	$(377)

Basic and diluted net loss per share	$(0.03)	$(0.04)

Weighted average number of shares used computing basic and diluted loss per share	9,879	9,879